SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number:  001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item

1.	BBVA Year-to-date results at September 2003

Year-to-date results at September 2003

Attributable net income at BBVA

rises 5.1% to 1,739 million euros

➢	Attributable Net Income in the third quarter climbed 17% to 572 million euros

➢	Return on equity (ROE) increased to 19.2%, which was 1.8 percentage points more than a year ago

➢	Operating profit on domestic business (the Group without the Americas) grew by 6.6% and attributable net income grew by 9.3%

➢	Retail banking business is growing faster and attributable net income was 914 million euros (up 0.5%)

➢	Wholesale and Investment Banking increased attributable net income by 37% to 338 million euros

➢	In Mexico attributable net income grew by 25% and in the rest of the Americas by 96.1% in local currency terms

➢	Cost efficiency improved in all three business areas to 46.1%, compared to 47.5% a year ago

➢	The non-performing loans ratio fell once more, to 1.46% (excluding Argentina and Brazil) and coverage is now 195.6%. The ratio in the Spanish resident sector is 0.75%.

➢	BBVA reinforced its capital base: core capital rose to 6.1%, Tier 1 capital to 8.2% and the BIS ratio increased to 12.5%

In the first nine months of the year attributable net income at BBVA rose to 1,739 million euros – an increase of 5.1% over the same period last year. The Group’s domestic businesses increased their attributable net income by 9.3% while, in local currency terms, the Americas area increased by 24.1%. The quarterly figures reflect considerable improvement in volume and earnings.

BBVA ended the first nine months of 2003 with important improvements in the return on equity (ROE) — which grew by 19.2% compared to 17.4% last year. The capital base strengthened (the BIS ratio is now 12.5% and core capital 6.1%), the cost/income ratio for all businesses continued to improve and non-performing loan ratios fell in Spain and for the Group as a whole.

The positive results at BBVA in the third quarter were achieved despite slow growth in the world economy and especially in the euro zone where some countries are now in recession. The Spanish economy, however, continued to grow at more than 2%. Improvement is also under way in the United States and in Latin America. At the same time interest rates remained at all-time lows, bringing margins in the banking sector under pressure. Stock markets still lack clear direction and the euro strengthened further against the dollar during the quarter.

Against this background, BBVA recorded improvements in all the Group’s business lines. In fact volume and results exceeded the bank’s own internal forecasts and budgets. In summary, the figures confirm the expectations of a 25% increase in attributable net income by the end of year — as announced by the COO, José Ignacio Goirigolzarri, at the end of the half-year.

The attributable net income of BBVA during the third quarter was 572 million euros, 17.0% more than the same quarter last year.

Recurrent earnings

In summary BBVA’s attributable net income is growing faster. In the first nine months it rose to 1,739 million euros (an increase of 5.1%, compared to 0.1% in the first half-year). At constant exchange rates the increase in the quarter would be 22.1% and the increase in the first nine months would be 13.4%.

The increase in net income was mainly due to the improvement in operating profit. In the third quarter and for the first time this year, it was higher than the same period in 2002 in current euro terms. If Argentina and Brazil are consolidated by the equity method, the operating profit would be 1,229 million euros, increasing by 4.1% in current euros and by 11.2% if the effect of exchange rates is excluded.

This significant improvement can also be seen in the nine-month figure for operating profit, which has grown 10.6% in constant euros and declined by only 4.1% in current euro terms.

Therefore, at the end of third quarter BBVA has confirmed the expected improvements in activity and results. It also demonstrated its ability to generate recurrent earnings with the re-launch of high-street banking business in Spain, with the confirmed success of the Wholesale and Investment Banking business model and with the clear improvement in the Americas.

Other significant features of the balance sheet and income statement are as follows:

➢	The return on equity (ROE) rose to 19.2%, compared to 17.4% for the same period a year ago. Return on assets also increased to 1.08%.

➢	Expenses were kept under control with zero increase in the domestic businesses (Retail Banking, Wholesale Banking and Corporate Activities) and in the Americas increases were lower than inflation rates. The combination of cost control and higher revenues led to a further improvement in the cost/income ratio, which fell to 46.1% in the first nine months (compared to 47.5% last year).

➢	Items below the line on the income statement did not contribute to profit growth. This was the combined effect of a number of factors: an increase in earnings via the equity method, lower provisions for deterioration in exchange rates, the large provisions made for country-risk in Argentina in 2002, lower capital gains and higher taxes (which returned to more normal levels after last year).

➢	In the third quarter the level of business activity in Retail Banking in Spain and Portugal continued to improve. This applied to lending activity as well as to customer funds and it therefore had a positive effect on net interest income and net fee income. This business area generated attributable net income of 914 million euros (up by 0.5%) and a 2.2% increase in operating profit. It has been applying an innovative marketing policy in recent months with the launch of fixed-rate mortgages, with products tailored for SMEs and especially with the Extra 5 Fund.

➢	Wholesale and Investment Banking continued to improve, confirming the success of the new business model. Operating profit rose by 16.4% and attributable net income by 37.0%.

➢	In the Americas attributable profit in the third quarter was the highest since the second quarter of 2002, growing by 11.7% year-on-year in current euros (26.9% in local currency). In cumulative terms for the nine-month period and in local currency, operating profit grew by 15.6% and attributable net income by 24.1%.

➢	In Banking in America excluding Mexico, attributable net income grew by 42.4% at current exchange rates and 96.1% in local currency terms, to 135 million euros.

➢	In the Americas, Mexico continues to exhibit strength despite the fall in interest rates. In local currency operating profit grew by 27.2% and attributable net income grew by 25% to 298 million euros. BBVA recently announced its intention to raise its holding in BBVA Bancomer by 3.77%, bringing the total to 59.42%.

➢	BBVA again reduced the non-performing loan ratio to 1.46% at 30th September excluding Argentina and Brazil. This compares favourably with June (1.57%) and September 2002 (1.75%). Coverage has now reached 195.6%. Non-performing loans in the Spanish resident sector now stand at 0.75%, which is 0.13 percentage points less than a year ago. This figure compares favourably with the overall Spanish banking system.

➢	The capital base of the Group continues to strengthen. The BIS ratio recovered the 12.5% level (compared to 12% in June), core capital rose to 6.1% and Tier 1 capital to 8.2%.

BBVA Group Highlights

(Consolidated figures)

	30-09-03	30-09-02	Δ% (YoY)

BALANCE SHEET (millions of euros)
Total assets	284,816	280,253	1.6
Total lending (gross)	150,217	146,412	2.6
Customer funds recorded on balance sheet	179,369	177,502	1.1
Other customer funds managed	112,032	108,962	2.8
Total customer funds managed	291,401	286,464	1.7
Shareholders’ funds (including profit for the year)	13,141	13,073	0.5

INCOME STATEMENT (millions of euros)
Net interest income	5,023	5,995	(16.2)
Core revenues	7,471	8,743	(14.5)
Ordinary revenues	7,974	9,277	(14.0)
Operating profit	3,686	4,251	(13.3)
Operating profit (Argentina and Brazil consolidated under equity method)	3,678	3,837	(4.1)
Pre-tax profit	2,977	2,656	12.1
Attributable net income	1,739	1,655	5.1

DATA PER SHARE AND MARKET CAPITALISATION (30-09)
Share price	8.86	7.56	17.2
Market capitalisation (millions of euros)	28,315	24,161	17.2
Attributable net income	0.54	0.52	5.1
Book value	4.11	4.09	0.5
PER (Price Earning Ratio; times) (1)	13.2	14.1
P / BV (Price/Book value; times)	2.2	1.8

RELEVANT RATIOS (%)
Operating income / ATA	1.78	1.95
ROE (Attributable net income / Average equity)	19.2	17.4
ROA (Net income / Average total assets)	1.08	1.03
RORWA (Net income / Risk weighted assets)	1.83	1.80
Cost / income ratio	46.7	46.8
NPL ratio	1.96	2.09
Coverage ratio	160.2	164.2

CAPITAL ADEQUACY RATIOS (BIS rules) (%)
Total	12.5	12.6
Core capital	6.1	6.0

OTHER INFORMATION
Number of shares (millions)	3,196	3,196
Number of shareholders	1,179,013	1,189,047
Number of employees	85,687	93,949
. Spain	30,975	31,520
. America (2)	52,666	60,374
. Rest of the world	2,046	2,055
Number of branches	6,916	7,578
. Spain	3,347	3,396
. America (2)	3,371	3,972
. Rest of the world	198	210

N.B.:  Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1)    The 9M03 PER is calculated taking into consideration the median of the analysts’ estimates (October 2003).

(2)    This heading includes BBVA Group’s banking and pension management activities in all Latin American countries in which it is present.

Consolidated income statement

(Millions of euros)

	9M03	Δ% (YoY)	9M02

Financial revenues	9,543	(28.9)	13,421
Financial expenses	(4,852)	(37.0)	(7,707)
Dividends	332	17.9	281

NET INTEREST INCOME	5023	(16.2)	5,995
Net fee income	2,448	(10.9)	2,748

CORE REVENUES	7471	(14.5)	8,743
Net trading income	503	(5.7)	534

ORDINARY REVENUES	7974	(14.0)	9,277
Personnel costs	(2,428)	(13.4)	(2,803)
General expenses	(1,297)	(15.5)	(1,535)

GENERAL ADMINISTRATIVE EXPENSES	(3725)	(14.1)	(4,338)
Depreciation and amortization	(387)	(20.0)	(485)
Other operating revenues and expenses (net)	(176)	(13.0)	(203)

OPERATING PROFIT	3686	(13.3)	4,251
Net income from companies under the equity method	285	n.m.	(44)
Memorandum item: dividends received	(214)	13.1	(189)
Amortization of goodwill	(431)	10.1	(391)
Net income from Group transactions	394	(13.7)	456
Net loan loss provisions	(1,054)	(19.2)	(1,304)
Net securities writedowns	—	n.m.	3
Extraordinary items (net)	97	n.m.	(315)

PRE-TAX PROFIT	2977	12,1	2.656
Corporate income tax	(730)	78.3	(409)

NET INCOME	2.247	—	2.247
Minority interests	(508)	(14.2)	(592)
. Preference shares	(168)	(21.4)	(213)
. Other	(340)	(10.2)	(379)

ATTRIBUTABLE NET INCOME	1.739	5,1	1.655

Consolidated income statement

(Argentina and Brazil consolidated under the equity method)

(Millions of euros)

	9M03	Δ% (YoY)	Δ% at constant exchange rate	9M02

Financial revenues	9,325	(17.6)	(5.8)	11,322
Financial expenses	(4,655)	(24.1)	(13.9)	(6,136)
Dividends	332	18.8	22.2	280

NET INTEREST INCOME	5,002	(8.5)	5.0	5,466
Net fee income	2,383	(8.9)	4.6	2,617

CORE REVENUES	7,385	(8.6)	4.9	8,083
Net trading income	448	3.0	24.4	435

ORDINARY REVENUES	7,833	(8.0)	5.8	8,518
Personnel costs	(2,366)	(10.1)	1.0	(2,632)
General expenses	(1,248)	(11.7)	4.8	(1,413)

GENERAL ADMINISTRATIVE EXPENSES	(3.614)	(10.7)	2.3	(4.045)
Depreciation and amortization	(370)	(16.1)	(3.9)	(441)
Other operating revenues and expenses (net)	(171)	(12.3)	8.3	(195)

OPERATING PROFIT	3.678	(4.1)	10.6	3.837
Net income from companies under the equity method	288	n.m.	n.m.	(29)
Memorandum item: dividends received	(214)	13.1	17.5	(189)
Amortization of goodwill	(431)	10.1	10.1	(391)
Net income from Group transactions	394	(13.7)	(13.9)	456
Net loan loss provisions	(883)	(25.0)	(14.2)	(1,178)
Net securities writedowns	—	n.m.	n.m.	3
Extraordinary items (net)	(129)	85.6	n.m.	(69)

PRE-TAX PROFIT	2.917	11.0	25.1	2.629
Corporate income tax	(672)	76.7	122.3	(380)

NET INCOME	2.245	(0.2)	10.6	2.249
Minority interests	(506)	(14.7)	2.1	(594)
. Preference shares	(167)	(21.4)	(21.4)	(213)
. Other	(339)	(11.0)	19.8	(381)

ATTRIBUTABLE NET INCOME	1.739	5,1	13,4	1.655

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date:	By:	/S/ JAVIER MALAGON NAVAS
		Name:	Javier MALAGON NAVAS

		Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.